EXHIBIT 10.6

To	Al Yost	Date	November 16, 2009

From	Brad Lawrence	Subject	Promotion to Group Vice President

Al, this is to confirm Esterline’s offer of promotion to the position of Group Vice President, on the following terms as now approved by our Board of Directors. As we discussed, I would like you to start on Monday, November 23.

Scope & reporting relationship.  As Group Vice President you will have senior-level leadership and oversight responsibility for the operations and financial results of certain Esterline subsidiary companies assigned to you. Your initial assignments will be for the companies that currently comprise Esterline Interface Technologies. Other assignments will be forthcoming as your general orientation, work capacity, and business circumstances allow.

You will also become an executive officer of the corporation. That role will require you to work closely with the other officers and corporate staff to lead, develop, and maintain the most effective strategies and business processes we can to ensure Esterline’s success. In addition, you will have legal obligations similar to those with which you are familiar as an officer of Advanced Input Systems.

You will report directly to me on a solid-line basis, and to Frank Houston on a dotted-line. At my request, Frank will take a lead role in orienting you to your new responsibilities, and will serve as an experienced mentor for you.

Compensation.  Normally, the Board reviews officer compensation on an annual basis in December, and makes various changes to plan designs, performance goals, and base salary based on market data, professional advice, management recommendations, and on the corporation’s general business conditions. The Board has authorized the following for you effective as of November 23, 2009:

Salary.  Your new base salary will be $275,000.00 per year gross, subject to the usual payroll tax deductions and fringe benefit costs.

Annual Incentive Compensation.  The Board appointed you to Esterline’s Annual IC Plan for FY10, which is designed to reward successful achievement of our budgeted earnings per share. Your target award will be 35% of your base salary, consistent with competitive market benchmarks. The actual award will vary, of course, depending on the earnings we achieve by year-end.

The Plan will pay from 25% and up to 200% of your target award for performance ranging from a minimum of 70% of budgeted EPS to a maximum of 130% of budget. We expect the Board to issue the FY10 IC Plan in December, at which time you will receive a copy.

Because your new assignment will take effect early in the fiscal year, your annual incentive compensation appointment will be effective for all of FY10.

Long Term Incentive Plan.  You will also participate in Esterline’s Long Term Incentive Compensation Plan (LTIP), which is similar to the operating unit plan you currently have.

Your appointments will be for three pending plan cycles: FY08-FY10, FY09-FY11, and FY10-FY12. The Board will evaluate and establish new LTIP target awards for all officers in December. Based on preliminary market data, we estimate your LTIP target award for each of those 3-year cycles will be about $100,000.00.

Your actual LTIP award would be payable at that level if we achieve the Plan’s earnings growth and ROIC goals. It will vary depending on company performance from 0% to as much as 400% of your target, in accordance with the LTIP matrix.

Incentive Plan Transfer.  In exchange for these new appointments to Esterline IC plans, we ask that you relinquish your participation in all pending Esterline Interface Technologies long term incentive plans in which you participate now.

Stock Options.  The Board also approved an exceptional promotion grant for you of 25,000 shares of Esterline stock at the NYSE market closing price on November 23, 2009 as quoted in the Wall Street Journal on the subsequent day. Due to administrative requirements, we will send the option award to you under separate cover.

As you know from participation in your current LTI program, the Board will also consider you for additional option grants annually in December.

Retirement Benefits.  With your transfer to Esterline, you will re-join our defined benefit pension plan, thus ending the substitute DC SERP employer discretionary funding. You will also participate in Esterline’s Supplemental Executive Retirement Plan (“pension SERP”) as provided for the other officers. The pension SERP supplements the regular, tax-qualified plan to allow you to earn pension benefits on eligible compensation that exceeds formula limits. Those limits index from year to year according to federal tax regulations. For 2010, the SERP will cover your pensionable income above $245,000.

You remain eligible to defer a portion of your earnings into the DC SERP plan that operates in a similar way to supplement our standard 401(k) plan.

Change in Control Agreement.  As an officer, you will also receive our usual change of control protection agreement, which would pay three times your average total cash compensation should you lose your position due to a change in corporate control. The agreement is enclosed for your review and signature.

Car.  You will also receive a car allowance under Esterline’s Vehicle Allowance policy #233, a copy of which is available for your review in the EPS accounting policies. The amount of the allowance depends on typical costs for the purchase, operating, maintenance, and insurance of a vehicle in your residential area. For this first year, we will use Esterline’s office address for purposes of computing your allowance. It will be approximately $800 per month.

Financial Advice Services.  The corporation will pay up to $7,000 in financial advice service fees for you each year. We have a corporate arrangement in which you may choose to participate with the firm of Brownson, Rehmus & Foxworth, Inc. The officers who use BRF’s services have found them very helpful. If you are interested, Marcia Greenberg will arrange an introduction for you. Alternatively, if you have an established relationship with another financial advisor, the corporation will reimburse you for actual service fees up to $7,000 a year. With either arrangement, the corporation’s fee payments will be treated as income to you, and thus you will have responsibility for income taxes on those amounts.

Vacation & Sick Leave.  When you transfer to the Esterline payroll, we will transfer any paid time off you have accrued at AIS and convert it to vacation time and sick leave under corporate office policies. Your future vacation accrual will be at the rate of four weeks per year, subject to a maximum limit as explained in our Corporate Staff Handbook, a copy of which is enclosed.

Health Care & Other Fringe Benefits.  In most other respects, we will provide the same retirement, health care, and other fringe benefits you are accustomed to receiving at AIS.

Housing Stipend.  To assist your transition from the Spokane area housing market to the Bellevue area, Esterline will also pay you a housing stipend for four years that reflects the change in overall housing expense you will face in making this move. The stipend will be taxable income to you, and we have added an estimated tax gross-up factor to the stipend to give you both housing cost assistance and tax help. The total stipend will be $55,644.00 gross per year for the first two years, followed by an annual stipend of $27,828.00 for years three and four. The housing stipend will expire on the fourth anniversary of your promotion, on November 23, 2013. As with other aspects of your compensation, the housing stipend is subject to modification if for unforeseeable reasons your job assignment or geographic location were to change in the next four years; and, like your other compensation, the stipend would end if you were to leave Esterline for any reason.

Relocation.  Other relocation benefits are outlined in the enclosed Summary of Benefits for relocating homeowners, with the following modifications:

—	We will allow up temporary living expenses through June 2010
—	You will use Cartus Relocation services for sale of your current home under their Buyer Value Option Home Sale program
—	If your Liberty Lake house does not sell within 60 days after the listing date, we will authorize Cartus to purchase the house from you through its Guaranteed Offer/Appraised Value Sale program.

Future Changes.  This new position and its terms fit the corporation’s needs well, as we can best foresee them. Nevertheless, the company’s growth, its future business challenges, and certain leadership succession decisions could result in a different executive assignment and a different title for you in the future. In short, the corporate organization is evolving fairly rapidly and with limited predictability. Thus Esterline might reassign you to a different position in the future, as the Board and I determine is best. If I see a change developing that could affect your role, I will certainly speak to you about it as early as I reasonably can, and solicit your ideas.

General Policies.  This offer includes and is contingent on satisfactory completion of the various forms and agreements enclosed here, and on a physical examination. Except as specifically provided in this letter, other aspects of your employment will be the same as those that apply to our corporate staff. We are all employed at-will, and the officers serve at the pleasure of the Board for one-year terms subject to company by-laws.

Welcome.  Al, the other officers and I have all enjoyed working with you, and we look forward to continuing and strengthening those relationships in your new position. I believe you will find the work here challenging and diverse, with opportunity for continued career growth benefits for you and your family. Congratulations on your well-earned success.

To accept this offer, please sign the duplicate copy together with the various materials enclosed, and return them all to Suzanne Farraj.

Best regards,

R. Bradley Lawrence

President & Chief Executive Officer

Enclosures:	Benefits Summary Change in Control Agreement Duplicate memo Executive Physical Form	Corporate Staff Handbook Employee Relocation Repayment Agreement Invention Agreement Relocation Benefits Summary Summary of Outside Interests